DECADE'S MONTHLY INCOME & APPRECIATION FUND
                     --A LIMITED PARTNERSHIP

           SUPPLEMENTAL LETTER TO ALL LIMITED PARTNERS

                          Introduction

     In addition to the information set forth in the Offer to Purchase Limited Partnership Interests, dated November 21, 1995, and the Annexes and Exhibits thereto, Limited Partners of Decade's Monthly Income & Appreciation Fund--A Limited Partnership (the "Partnership") should carefully consider the following information in deciding whether to tender limited partnership interests ("Interests") upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Acceptance (which together constitute the "Offer"). The Offer, proration period, and withdrawal rights will expire at 12:00 midnight, Milwaukee time, on December 21, 1995, unless extended by the Partnership.

            November 1994 Appraisal of The Meadows I

     In arriving at the $3,075,000 appraised November 1994 market value of The Meadows I apartment complex owned by the Partnership, T. M. Warner, the appraiser, utilized three methods, each of which derived a different value.

     The results of these three approaches are

          Cost                                    $3,200,000
          Market or Sales Comparison              $3,100,000
          Income                                  $3,075,000

     The appraiser's underlying analysis, supporting documents and additional information on each of these three approaches is set forth in the appraisal, which is attached in its entirety as Annex A to the Offer to Purchase. For further information on the Cost Approach, Limited Partners should review the section of the appraisal captioned "Cost Approach." For further information on the Market or Sales Comparison, Limited Partners should review the section captioned "Market or Direct Sales Comparison." For information on the income approach, including the estimates and assumptions thereunder, including the discount rate, Limited Partners should review the section of the appraisal captioned "Income Approach."

                 Opinion of the Valuations Group

     The Partnership retained The Valuations Group to prepare and submit an opinion in connection with the fairness of the Offer Price, and such opinion has been rendered. A complete copy of the opinion is attached as Annex B to the Offer to Purchase and Limited Partners are urged to review the opinion in its entirety. Prior to the Partnership retaining The Valuations Group in August 1995, The Valuations Group estimated the fair market value of an Interest to be $415 for an unrelated client. With two exceptions, the August 1995 valuation utilized methodology similar to that described in the Offer to Purchase: (a) the August 1995 fair market value estimate was for the market value of a fractional interest in the Partnership, whereas this Offer is for all Interests, subject to proration and other terms and conditions of the Offer; and (b) the August 1995 valuation utilized June 30, 1995, data, whereas the fairness opinion in this Offer utilized September 30, 1995. The Valuations Group has opined that an Offer Price of $800 is fair to holders from a financial point of view.

     The Partnership has been informed that in deriving the cash flow for part of its analysis supporting the fairness opinion (described on page 7 of the Offer to Purchase), The Valuations Group derived an estimate of cash flow of $22.44 per Interest, utilizing the following method: First, The Valuations Group estimated revenues by assuming that 24 apartments were rented at $510 per month and 64 apartments were rented at $595 (this is the midrange of the rent revenue for The Meadows I). In deriving the net revenue, The Valuations Group assumed a 7.5% vacancy rate. The Valuations Group then assumed a 4% increase in the amount of other income of $15,910 reported in the Partnership's 1994 financial statement. In order to determine total property costs, The Valuations Group then estimated expenses to be $3.92 per square foot (utilizing Institute of Real Estate Management statistics for the Madison, Wisconsin area). (The Valuations Group calculated the Partnership's 1994 property expenses at
approximately $3.82 per square foot.)    Utilizing these
assumptions, The Valuations Group estimated the property's net operating income to be $296,142 and, after eliminating $22,000 in capital replacement reserve (an estimate of the reserve based upon approximately $250 per apartment unit), calculated an adjusted property net operating income of $274,142 for the property. The Valuations Group then eliminated interest expense on acquisition fees (based upon the 1994 amount of $21,850) and subtracted $150,000 of estimated administrative expenses (based upon an estimate by The Valuations Group of expected administrative expense based upon its review of prior historic averages and an absence of litigation costs) and derived a cash flow of $112,241, which is cash flow before consideration of General Partner's distributive share. Under the Limited Partnership Agreement, Limited Partners would receive 95% of the derived cash flow; therefore, net cash flow to the Limited Partners was estimated to be $106,629, or $22.44 per Interest. Utilizing the average cash flow multiplier described in the Offer to Purchase of 9.0X, The Valuations Group derived a $202 per Interest estimate under this approach.

     In deriving its opinion, The Valuations Group also considered that fractional, non-controlling interests in limited partnerships typically trade at discounts to the partnership's net asset value and has prepared a report based upon its own methodology. These discounts are often substantial and reflect investor preferences for a partnership's unique investment characteristics. The Valuations Group has applied discounts and premiums to net asset value based upon internally derived weightings, which represent The Valuations Group's subjective judgment as to the relative influence of a number of key factors on the value of a non-controlling, minority interest in the Partnership. These relative influences are reflected as additions to or subtractions from net asset value and are expressed as premiums or discounts applied thereto. In deriving the applicable discount for a non-controlling, minority interest in the Partnership, The Valuations Group considered the following factors: secondary market liquidity and investment control, cash flow and distributions, asset type and quality, management capabilities and fee structure, market capitalization, portfolio diversification, capital structure (debt vs. equity), liquidation time horizon, goodwill, recent historical performance, and analytical complexity. Factors which figured most prominently in deriving the discount appropriate to estimate the price for a non-controlling interest in the Partnership were (i) the absence of meaningful trading activity for Interests in the Partnership and lack of control associated with minority interests (a 30% discount) and small market capitalization (a 1.25% discount);
(ii) lack of current distributions (a 2.5% discount); (iii) the recent weakening of Partnership operating fundamentals (which included the reduction in property net operating income from 1992 to 1994, and the first quarter of 1995 reduction in occupancy, resulting in a 5% discount in the model); (iv) prospects for a lengthy holding period (which arises from the lack of recent offers and the General Partner's intentions to hold the property, resulting in a 2.5% discount in the model); (v) high general administrative costs arising from the lawsuit and other matters (a 7.5% discount); and (vi) lack of diversification (2.5%). The Valuations Group, applying the fractional interest discount approach derived a value of $419 per Interest, which represents a net 51.25% discount from the Partnership's net asset value.

                            Proration

     In the event that more than 1,313 Interests are tendered by the Expiration Date and the Partnership does not have sufficient funds to purchase all of the Interests tendered by that date, the Partnership will prorate purchases from the Limited Partners as follows:

     1. The Partnership will first accept all of the tenders from Limited Partners who own less than 100 Interests and who tender all of their Interests by the Expiration Date. If this amount is in excess of 1,313 and the Partnership does not, or cannot borrow additional funds, the Partnership will prorate purchases based upon the amount of Interests the Partnership can purchase (a minimum of 1,313) times the ratio of (a) the number of Interests tendered by each Limited Partner who owns less than 100 Interests and tendered all of their Interests to (b) the total number of Interests tendered by all Limited Partners who own less than 100 Interests and tender all of their Interests (up to the 1,313 or the maximum, if higher, the Partnership can purchase, if applicable). The General Partner will prorate such that every Limited Partner who has prorated Interests will not hold Fractional Interests and will not hold less than three Interests.

     2. If the above category of tendering Limited Partners has been satisfied and if there are funds to purchase other Interests tendered, the Partnership will do so. This second category will consist of those (i) Limited Partners who own more than 100 Interests and (ii) Limited Partners who own less than 100 Interests and who tendered some, but not all of their Interests. If necessary, the Partnership will prorate tenders based upon the ratio of the number of Interests tendered by each Limited Partner in this second category to the total number of Interests tendered by the remaining Limited Partners in this second category (up to the maximum it can purchase), provided that the Partnership may round the prorated amount such that a Limited Partner who tenders Interests does not hold any Fractional Interest and must hold at least three Interests. If a Limited Partner decides to tender some, but not all, Interests, such Limited Partner must tender an amount such that the Limited Partner does not hold Fractional Interests and holds at least three Interests.